Mail Stop 3720

April 25, 2006

Mr. David W. Devonshire
Chief Financial Officer
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

      Re: **Motorola, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 2, 2006
              File No. 1-07221

Dear Mr. Devonshire:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies, page 83

Sigma Funds, page 83

1.   Describe for us in more detail how you determined that the Sigma Funds should
        be reported separately, apart from cash and cash equivalents and short-term
        investments. Tell us why you changed your policy in the first quarter of 2005 and
        your basis for not reporting the changes to the cash flow statement as a correction
        of an error.

Note 4 – Debt and Credit Facilities, page 93

2.   We note that the notes that comprised your Equity Security Units were
        remarketed to a new set of holders and the interest rate was reset from 6.50% to
        4.608%. Tell us how you accounted for these transactions, including your
        consideration of EITF 96-19. In addition, tell us how you accounted for the sale
        of 69.4 million shares of common stock to the holders of the Equity Security
        Units. Clarify for us where this transaction is reflected in your statement of cash
        flows.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please file your response letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director